Exhibit 15.9

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No.333-212767 on Form S-8 of our reports dated June 19, 2019 relating to the consolidated financial statements of Infosys Limited and its subsidiaries (the “Infosys Limited” or ”Group”) (which report expresses an unqualified opinion and includes an explanatory paragraph related to the Group’s change in method of accounting for revenue from contracts with customers in fiscal year 2019 due to the adoption of International Financial Reporting Standard 15, Revenue from Contracts with Customers), and the effectiveness of Infosys Limited’s internal control over financial reporting, appearing in the Annual Report on Form 20-F of Infosys Limited for the fiscal year ended March 31, 2019.

/s/ Deloitte Haskins & Sells LLP

Bengaluru, India

June 19, 2019